Neovasc Named Finalist in Questex's Fierce Innovation Awards LifeSciences Edition 2019

VANCOUVER via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN): NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that it has been selected as a finalist in this year's Fierce Innovation Awards - LifeSciences Edition, a peer reviewed awards program from the publisher of FierceBiotech and FiercePharma. The competition highlights companies that demonstrated innovative solutions, technologies, and services that have the potential to make the greatest impact for biotech and pharma companies. Neovasc was recognized as a finalist in the category of Medical Device Innovation.

Neovasc was selected as a finalist for its innovative Neovasc Reducer™ (the "Reducer"), a medical device developed for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Refractory angina affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing.

"We are honored to be named alongside some of the industry's leading medical device innovators," said Fred Colen, President and Chief Executive Officer of Neovasc. "This recognition of Neovasc Reducer confirms our company's commitment to helping improve the lives of the millions suffering from refractory angina by fulfilling a critical unmet medical need."

Finalists' applications were reviewed by an exclusive panel of executives from major biotech and pharma companies including Astellas, PPD Corporate Development & Strategy, Signant Health, Medidata Solutions, Accenture's Global Applied Life Sciences Solutions Practice, Angelica Therapeutics, (NIHR) Clinical Research Network, Biotech Research Group, Ostuaka Pharmaceuticals, AstraZeneca, and BrightInsight, a Flex Company. All applications were evaluated based on the following criteria: effectiveness, technical innovation, competitive advantage, financial impact, and true innovation. A full list of judges can be found at

https://fiercelifesciencesawards.secure-platform.com/a/page/judges

Winners will be announced in the 2019 Innovation Report set to publish by FierceHealthcare on Thursday, December 18th.

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 US patients have been treated under compassionate use) and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

About Questex

At Questex, we are passionate about driving business outcomes. We connect buyers and sellers and help both achieve their goals. We are online, on devices and live with experiential engagements. We understand the buyer's behavior and evolving needs and connect them with the seller through continual touchpoints. From discovery through purchase and purchase through advocacy, we supply unmatched access, insight, engagement and turnkey solutions all in one place.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to, statements as to the growing incidence of refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, contact:

Neovasc

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Questex LLC

Ashley Secondini
Senior Marketing Manager
Questex LLC
asecondini@questex.com
617-219-8358